Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
March 4, 2010	NYSE: SLW

SILVER WHEATON REPORTS RECORD FINANCIAL AND OPERATING RESULTS FOR 2009

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) is pleased to announce its unaudited results for the fourth quarter and the year ended December 31, 2009. The Company had record quarterly and annual production, sales, earnings and cash flows from operations.

FOURTH QUARTER HIGHLIGHTS (3 Months)

-
Net earnings of US$50.8 million (US$0.15 per share) compared to a net loss of US$54.2 million (US$0.22 per share) for the comparable period in 2008, which included a US$64.0 million non-cash write-down of the Company’s long-term investments.

-	Operating cash flows of US$71.0 million (US$0.21 per share)[1] compared to US$15.4 million (US$0.07 per share)[1] for the comparable period in 2008.

-	Attributable silver equivalent production of 5.7 million ounces (5.1 million ounces of silver and 8,800 ounces of gold), representing an increase of 77% over the comparable period in 2008.

-
Silver equivalent sales of 5.1 million ounces (4.7 million ounces of silver and 7,000 ounces of gold), representing an increase of 87% over the comparable period in 2008. Total cash costs were US$4.04[1] per silver equivalent ounce (2008 – US$3.97[1] per silver ounce).

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Goldcorp Inc. (“Goldcorp”) announced that the first silver-bearing lead and zinc concentrate shipments had commenced at their Peñasquito mine in Mexico with preliminary metal grades, recoveries and concentrate quality meeting or exceeding expectations. Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.0 million ounces of silver over the estimated 22 year mine life.

2009 HIGHLIGHTS (12 Months)

-
Net earnings of US$117.9 million (US$0.39 per share) compared to US$17.3 million (US$0.07 per share) in 2008, which included a US$64.0 million non-cash write down of the Company’s long-term investments recorded during the fourth quarter of 2008.

-	Operating cash flows of US$165.9 million (US$0.54 per share)[1] compared to US$111.1 million (US$0.48 per share)[1] in 2008.

_____________________________
[1] Refer to discussion on non-GAAP measures at the end of this press release.

-	Attributable silver equivalent production of 17.4 million ounces (16.2 million ounces of silver and 19,300 ounces of gold), representing an increase of 46% compared to 2008.

-
Silver equivalent sales of 15.8 million ounces (14.7 million ounces of silver and 17,000 ounces of gold), representing an increase of 42% compared to 2008. Total cash costs were US$4.03[1] per silver equivalent ounce (2008 – US$3.94 per silver ounce).

-
Acquired Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options. The transaction is expected to increase average annual production by approximately 4 million silver equivalent ounces.

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Acquired an amount equal to 25% of the life of mine silver production from Barrick Gold Corporation’s (“Barrick”) Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. The acquisition is forecast to increase average annual silver production by approximately 2.4 million ounces until Pascua-Lama commences production in 2013, at which time average annual silver production is forecast to increase by approximately 9 million ounces for the first five years of Pascua-Lama’s 25 year mine life.

-
Completed two equity financings raising gross proceeds of CDN$287.5 million and US$287.5 million respectively, through the issuance of 61,841,250 shares. The proceeds were primarily used to repay all outstanding debt under the US$400 million revolving bank loan facility and to fund a portion of the Barrick silver stream acquisition, with the remaining balance being available to fund future silver stream acquisitions.

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Subsequent to year-end, acquired an amount equal to 100% of the life of mine silver and gold production from Augusta Resource Corporation’s (“Augusta”) Rosemont Copper project (“Rosemont”) in the United States. Rosemont is forecast to increase Silver Wheaton’s long-term annual production by approximately 2.4 million ounces of silver, plus any gold production, estimated by Augusta to average up to 15,000 ounces of gold per annum, commencing in 2012.

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Subsequent to year-end, converted the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Navidad is forecast to increase Silver Wheaton’s long-term annual silver production by approximately 2 million ounces.

“2009 was a transformational year for Silver Wheaton,” said Peter Barnes, Chief Executive Officer of Silver Wheaton. “With the completion of some of our best acquisitions to date, we successfully raised our industry-leading production growth profile to a new level and laid the groundwork for continued strong organic growth long into the future. Our production of 17.4 million silver equivalent ounces was a record for the Company and represented a 46% increase from the prior year. Additionally, we closed the year with our second consecutive record-setting quarter, leading to record annual sales, earnings and cash flows. As the year progressed, Silver Wheaton clearly solidified its leadership position as the largest and fastest growing of all metals streaming and royalty companies in the world.”

“This year promises to be equally exciting with Peñasquito, our cornerstone growth asset for the next several years, starting to significantly ramp-up silver production.

____________________________
[1] Refer to discussion on non-GAAP measures at the end of this press release.

Furthermore, as a result of the Barrick and Silverstone acquisitions which closed part way through 2009, our shareholders are now poised to benefit from a full year of production from six high-quality mines. Within our existing silver stream portfolio, we are forecasting silver equivalent production of 23.5 million ounces in 2010, more than a 35% increase compared to 2009.”

“Already, we have continued on our path of accretive growth with the addition of two new silver streams in early 2010. We acquired an amount equal to 100% of the life of mine silver and gold production from the Rosemont project in Arizona, and converted a debenture allowing us to acquire an amount equal to 12.5% of the life of mine silver production from a portion of the Navidad project in Argentina. These are both very high-quality assets and the Navidad transaction now gives us a stake in three of the top five silver deposits in the world. With cash on hand of over US$227 million at the end of 2009, a fully undrawn US$400 million revolving credit facility and strong cash flows from operations, we are exceptionally well-positioned to pursue additional accretive acquisitions.”

2010 and Long-Term Silver Equivalent Production Forecast

The Company estimates, based upon its current agreements, to have annual attributable production in 2010 of 22.2 million ounces of silver and 20,000 ounces of gold, for total silver equivalent production of 23.5 million ounces. This represents an increase of more than 35% compared to 2009. Total cash costs are anticipated to be approximately US$4 per silver equivalent ounce. By 2013, annual production is anticipated to increase to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. Attributable mine-by-mine actual 2009 production and forecast 2010 production is as follows:

	Attributable Production
	2009 Actual[2]	2010 Forecast
Silver ounces produced (000's)
Luismin	5,349	5,100
Zinkgruvan	1,861	2,050
Yauliyacu	3,142	3,250
Peñasquito	928	3,500
Minto	172	300
Cozamin	1,016	1,650
Barrick [3]	979	2,850
Other [4]	2,737	3,500
	16,184	22,200
Gold ounces produced (000's in silver equivalent)
Minto	1,213[5]	1,300[5]
Silver equivalent ounces produced (000's)	17,397	23,500

1.	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2.	Certain production figures are based on management estimates.
3.	Includes the Lagunas Norte, Pierina and Veladero mines and is based on historical production rates.
4.	Includes the Keno Hill, Campo Morado, La Negra, Mineral Park, Neves-Corvo and Stratoni mines.

5.	The Minto mine produced 19,321 ounces of gold in 2009 and is forecast to produce approximately 20,000 ounces of gold in 2010.

Increased silver equivalent production in 2010 is largely due to the continued production ramp-up at Goldcorp’s Peñasquito mine, coupled with the receipt of a full year of production from the mines underlying the Barrick and Silverstone silver stream acquisitions completed in 2009.

A conference call to discuss these results will be held Friday, March 5, 2010, at 11:00 am (Eastern Time). To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-642-1687
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	53023062
Archived audio webcast:	www.silverwheaton.com

ABOUT SILVER WHEATON

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.2 million ounces of silver and 20,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 38 million ounces of silver and 59,000 ounces of gold, for total production of over 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Summarized Financial Results (unaudited)

	Years Ended December 31
(US dollars)	2009	2008	2007
Silver equivalent sales ($000's) [1]	$239,293	$166,719	$175,434
Silver equivalent ounces (000’s) [1]	15,823	11,137	13,068
Average realized silver equivalent price ($'s per ounce)	$15.13	$14.97	$13.42
Total cash cost ($'s per silver equivalent ounce)[2]	$4.03	$3.94	$3.91
Net earnings ($000's)[3]	$117,924	$17,252	$91,862
Earnings per share
Basic	$0.39	$0.07	$0.41
Diluted	$0.38	$0.07	$0.37
Cash flow from operations ($000's)	$165,932	$111,142	$119,261
Total assets ($000's)	$2,237,224	$1,270,646	$1,208,474
Total liabilities ($000’s)	$513,299	$382,621	$426,243
Shareholders' equity ($000's)	$1,723,925	$888,025	$782,231
1) Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.
2) Refer to discussion on non-GAAP measures at the end of this press release.
3) Includes a $64.0 million non-cash write-down of the Company's long-term investments held recorded during the fourth quarter of 2008.

Consolidated Statement of Operations (unaudited)

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2009	2008	2007
Sales	$239,293	$166,719	$175,434
Cost of sales	63,715	43,890	51,059
Depletion	41,156	19,491	21,705
	104,871	63,381	72,764
Earnings from operations	134,422	103,338	102,670
Expenses and other income
General and administrative [1]	17,288	17,476	10,060
Debt issue costs	-	601	-
(Gain) loss on mark-to-market of long-term investments held	(335)	65,066	1,839
Other	(455)	30	(1,113)
	16,498	83,173	10,786
Earnings before tax	117,924	20,165	91,884
Future income tax expense	-	2,913	22
Net earnings	$117,924	$17,252	$91,862
1) Stock based compensation (a non-cash item) included in general and administrative	$4,010	$5,530	$2,735
Basic earnings per share	$0.39	$0.07	$0.41
Diluted earnings per share	$0.38	$0.07	$0.37
Weighted average number of shares outstanding
Basic	306,040	232,855	221,909
Diluted	309,500	249,244	246,728

Consolidated Balance Sheets (unaudited)

(US dollars in thousands)	December 31 2009	December 31 2008
Assets
Current
Cash and cash equivalents	$227,566	$7,110
Accounts receivable	4,881	772
Other	1,027	816
	233,474	8,698
Long-term investments	73,747	21,840
Silver and gold interests	1,928,476	1,238,368
Other	1,527	1,740
	$2,237,224	$1,270,646
Liabilities
Current
Accounts payable	$5,397	$1,396
Accrued liabilities	4,578	3,425
Current portion of bank debt	28,560	28,560
Current portion of silver interest payments due	130,788	-
	169,323	33,381
Long-term portion of bank debt	107,180	349,240
Long-term portion of silver interest payments due	236,796	-
	513,299	382,621
Shareholders' Equity
Issued capital and contributed surplus	1,333,191	662,115
Retained earnings	343,834	225,910
Accumulated other comprehensive income	46,900	-
	390,734	225,910
	1,723,925	888,025
	$2,237,224	$1,270,646

Consolidated Statement of Cash Flows (unaudited)

	Years Ended December 31
(US dollars in thousands)	2009	2008	2007
Operating Activities
Net earnings	$117,924	$17,252	$91,862
Items not affecting cash
Depreciation and depletion	41,413	19,491	21,705
Future income tax expense	-	2,913	22
Stock based compensation	4,010	5,530	2,735
(Gain) loss on mark-to-market of long-term investments held	(335)		1,839
Other	967	398	125
Change in non-cash operating working capital	1,953	492	973
Cash generated by operating activities	165,932	111,142	119,261
Financing Activities
Bank debt drawn down	140,200	198,500	446,000
Bank debt repaid	(382,260)	(240,560)	(26,140)
Promissory note repaid	-	-	(20,000)
Shares issued	517,955	-	-
Share issue costs	(22,117)	(1,939)	-
Warrants exercised	13,779	115,796	293
Share purchase options exercised	8,776	2,667	7,347
Cash generated by financing activities	276,333	74,464	407,500
Investing Activities
Silver interests	(220,644)	(184,532)	(557,940)
Acquisition of Silverstone Resources Corp., net of cash acquired	2,281	-	-
Other	(2,849)	(4,348)	(19,084)
Cash applied to investing activities	(221,212)	(188,880)	(577,024)
Effect of exchange rate changes on cash and cash equivalents	(597)	419	234
Increase (decrease) in cash and cash equivalents	220,456	(2,855)	(50,029)
Cash and cash equivalents, beginning of year	7,110	9,965	59,994
Cash and cash equivalents, end of year	$227,566	$7,110	$9,965

Results of Operations (unaudited)

						Year Ended December 31, 2009
	Ounces produced [2]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations

Silver (000's)
Luismin	5,349	5,355	$79,100	$14.77	$4.02	$0.70	$53,804	$57,544
Zinkgruvan	1,861	1,710	25,569	14.95	4.02	1.78	15,645	19,066
Yauliyacu	3,142	3,014	44,829	14.87	3.93	3.47	22,520	32,980
Peñasquito	928	646	9,398	14.55	3.90	2.35	5,357	6,878
Minto	172	122	2,054	16.72	3.90	4.48	1,025	1,599
Cozamin	1,016	956	15,005	15.70	4.00	4.71	6,686	12,186
Barrick [4]	979	938	16,000	17.06	3.90	3.56	9,004	12,343
Other [5]	2,737	2,003	29,488	14.71	3.90	4.53	12,600	21,174
	16,184	14,744	$221,443	$15.02	$3.97	$2.46	$126,641	$163,770
Gold
Minto	19,321	17,132	$17,850	$1,042	$300	$288	$7,781	$12,865
Silver Equivalent (000's) [6]	17,397	15,823	$239,293	$15.13	$4.03	$2.60	$134,422	$176,635
Corporate							(16,498)	(10,703)
	17,397	15,823	$239,293	$15.13	$4.03	$2.60	$117,924	$165,932

1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain production figures are based on management estimates.
3) Refer to discussion on non-GAAP measures at the end of this press release.
4) Comprised of the Lagunas Norte, Pierina and Veladero mines.
5) Comprised of the La Negra, M ineral Park, Stratoni, Campo M orado and Neves-Corvo mines.
6) Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

						Year Ended December 31, 2008
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce)[2]	Total depletion ($'s per ounce)	Net earnings (loss)		Cash flow from (used in) operations

Silver (000's)
Luismin	5,261	5,434	$81,293	$14.96	$3.97	$0.42	$57,464		$59,735
Zinkgruvan	1,695	1,563	23,476	15.02	3.96	1.57	14,840		17,773
Yauliyacu	3,184	2,777	42,634	15.35	3.90	3.47	22,159		31,806
Peñasquito	339	288	3,411	11.84	3.90	2.42	1,591		2,287
Other [3]	1,436	1,075	15,905	14.80	3.90	4.12	7,284		11,333
	11,915	11,137	$166,719	$14.97	$3.94	$1.75	$103,338		$122,934
Corporate							(86,086	) [4]	(11,792)
	11,915	11,137	$166,719	$14.97	$3.94	$1.75	$17,252		$111,142
1) Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2) Refer to discussion on non-GAAP measures at the end of this press release.
3) Comprised of the La Negra and Stratoni mines.
4) Includes a $64.0 million non-cash write-down of long-term investments held recorded in the fourth quarter of 2008.

					Three Months Ended December 31, 2009
	Ounces produced [2]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce)	Net earnings (loss)	Cash flow from (used in) operations

Silver (000's)
Luismin	1,333	1,321	$23,398	$17.71	$4.04	$0.65	$17,195	$18,060
Zinkgruvan	505	357	6,547	18.32	4.03	1.78	4,470	6,273
Yauliyacu	783	1,027	17,948	17.48	3.94	3.47	10,337	13,899
Peñasquito	441	191	3,293	17.24	3.90	2.35	2,098	2,548
Minto	89	55	1,018	18.45	3.90	4.48	556	790
Cozamin	388	359	6,334	17.66	4.00	4.72	3,207	4,569
Barrick [4]	756	751	12,991	17.31	3.90	3.59	7,373	10,064
Other [5]	842	613	10,880	17.76	3.90	4.60	5,676	8,221
	5,137	4,674	$82,409	$17.63	$3.97	$2.77	$50,912	$64,424
Gold
Minto	8,800	7,033	$8,142	$1,158	$300	$288	$4,008	$7,342
Silver Equivalent
(000's) [6]	5,689	5,115	$90,551	$17.70	$4.04	$2.93	$54,920	$71,766
Corporate							(4,109)	(785)
	5,689	5,115	$90,551	$17.70	$4.04	$2.93	$50,811	$70,981
1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain production figures are based on management estimates.
3) Refer to discussion on non-GAAP measures at the end of this press release.
4) Comprised of the Lagunas Norte, Pierina and Veladero mines.
5) Comprised of the La Negra, M ineral Park, Stratoni, Campo M orado and Neves-Corvo mines.
6) Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

					Three Months Ended December 31, 2008
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [2]	Total depletion ($'s per ounce)	Net earnings (loss)		Cash flow from (used in) operations

Silver (000's)
Luismin	1,323	1,312	$13,265	$10.11	$4.02	$0.42	$7,442		$7,989
Zinkgruvan	374	303	2,953	9.75	3.96	1.57	1,277		1,524
Yauliyacu	787	602	6,288	10.45	3.90	3.47	1,848		3,940
Peñasquito	198	190	1,960	10.32	3.90	2.42	760		1,220
Other [3]	535	331	4,259	12.85	3.90	4.45	1,491		2,427
	3,217	2,738	$28,725	$10.49	$3.97	$1.84	$12,818		$17,100
Corporate							(67,011	) [4]	(1,654)
	3,217	2,738	$28,725	$10.49	$3.97	$1.84	$(54,193)		$15,446
1) Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2) Refer to discussion on non-GAAP measures at the end of this press release.
3) Comprised of the La Negra and Stratoni mines.
4) Includes a $64.0 million non-cash write-down of long-term investments held recorded in the fourth quarter of 2008.

Non-GAAP Measures

Silver Wheaton has included, throughout this press release, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (2008 – $3.94 per ounce of silver).

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com